April 25, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Suzanne Hays, Assistant Director, Office and Healthcare and Insurance

Re:	Rich Pharmaceuticals, Inc. Form S-1 Registration Statement (Registration No. 333-217307), filed April 14, 2017

Acceleration Request

Requested Date:	April 27, 2017
Requested Time:	4:01 PM Eastern Time

Ladies and Gentlemen:

Rich Pharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Sincerely,

RICH PHARMACUETICALS, INC.

By:	/s/ Ben Chang
Ben Chang Chief Executive Officer